Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 270-I dated April 13, 2007

Underlying supplement no. 740 dated April 13, 2007

Registration Statement no. 333-134553

Dated May 31, 2007

Rule 433

Preliminary Terms and Conditions, May 31, 2007	Telephone: +1 212 526 0905

Principal at Risk Buffered Return Participation Notes Linked to a Basket of International Indices

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, MTN prospectus supplement dated May 30, 2006, product supplement no. 270-I dated April 13, 2007, underlying supplement no. 740 dated April 13, 2007, and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 270-I, underlying supplement no. 740, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 270-I, underlying supplement no. 740, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The notes are designed for investors who seek exposure to an enhanced participation in any appreciation of a diversified Basket of international indices at maturity. Partial principal protection investments can help reduce portfolio risk while maintaining an enhanced exposure to equities. The Basket, which consists of the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index and the S&P®/ASX 200 Index, also allows investors the opportunity for diversification. Investors should be willing to forego interest and dividend payments during the term of the notes and be willing to lose up to 100% of their principal if the Basket declines. The notes do not have direct foreign currency exposure with respect to any of the indices.

Issuer:	Lehman Brothers Holdings Inc. (A1, A+, A+)†
Issue Size:	$[TBD]
Pricing Date:	June 1, 2007‡
Settlement Date:	June 6, 2007‡
Final Valuation Date:	June 2, 2010‡††
Maturity Date:	June 6, 2010‡††
Term:	3 years
Basket:	The notes are linked to a Basket consisting of the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index and the S&P®/ASX 200 Index (each a “Basket Index” and together the “Basket Indices”).
Index Weightings:	The Index Weightings of the four Basket Indices (each an “Index Weighting” and, collectively, the “Index Weightings”) are as follows:
	Dow Jones EURO STOXX 50® Index	33.927%
	FTSE 100 Index®	33.836%
	Nikkei 225SM Index	22.627%
	S&P®/ASX 200 Index	9.610%
Protection Percentage:	20%
Participation Rate:	[132%]. The actual Participation Rate will be set on the Pricing Date.
No Interest Payments:	There will be no interest payment during the term of the notes.
Payment at Maturity (per $1,000):

•       If the Basket Ending Level is equal to or above the Basket Starting Level, you will receive a cash payment that provides you with a return per $1,000 note principal amount equal to the Basket Return multiplied by the Participation Rate. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 note principal amount will be calculated as follows:

$1,000 + ($1,000 x Basket Return x Participation Rate)
• If the Basket Ending Level is below the Basket Starting Level by up to 20%, you will receive the principal amount of your notes at maturity.
• If the Basket Ending Level is below the Basket Starting Level by more than the Protection

Percentage of 20%, you will lose 1.25% of the principal amount of your notes for every 1% that the Basket declines beyond 20%. Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:

	$1,000 x	Basket Ending Level
[Basket Starting Level – (Basket Starting Level x Protection Percentage)]
If the Basket Ending Level declines from the Basket Starting Level by more than 20%, you could lose some or all of your investment at maturity.

Basket Return:	Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level:	Set equal to 100 on the Pricing Date

Basket Ending Level:

The Basket closing level on the Final Valuation Date. On the Final Valuation Date, the Basket closing level will be calculated as follows:

100 x [1+ (the Dow Jones EURO STOXX 50® Index Return x 33.927%)
+ (the FTSE 100 Index® Return x 33.836%) + (the Nikkei 225SM Index Return x 22.627%)
+ (the S&P®/ASX 200 Index Return x 9.610%)]

The “Dow Jones EURO STOXX 50® Index Return,” the “FTSE 100 Index® Return,” the “Nikkei 225SM Index Return” and the “S&P®/ASX 200 Index Return” are the performance of the respective Basket Index, expressed as a percentage, from the respective Basket Index closing level on the Pricing Date to the respective Basket Index closing level on the Final Valuation Date.

Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof

Minimum Investment:	$1,000

CUSIP:

ISIN:

‡

Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the notes remains the same.

†

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 270-I.

Investing in the Principal at Risk Buffered Return Participation Notes linked to a Basket of International Indices involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 270-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 740 and “Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 270-I, underlying supplement no. 740 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Commission (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions equal to approximately $7.50 per $1,000 principal amount, or 0.75%, and may use these commissions to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

May 31, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 270-I and underlying supplement no. 740. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 270-I, underlying supplement no. 740, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 270-I and “Risk Factors” in the accompanying underlying supplement no. 740, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. 270-I dated April 13, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907028192/a07-9818_13424b2.htm

•	Underlying supplement no. 740 dated April 13, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907028193/a07-9818_12424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Uncapped Appreciation Potential: The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by a Participation Rate of [132%]. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss: At maturity, you will receive 100% of the principal amount of your notes if the Basket Ending Level is below the Basket Starting Level by up to 20%. If the Basket Ending Level is below the Basket Starting Level by more than 20%, for every 1% decline of the Basket beyond 20%, you will lose an amount equal to 1.25% of the principal amount of your notes. For example, a Basket Return of -30% will result in a 12.5% loss of principal.

•

Diversification Among the Basket Indices: The return of the notes is linked to a Basket consisting of the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index and the S&P®/ASX 200 Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX Index, which includes stocks selected from the Eurozone. The FTSE 100 Index® is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange. The Nikkei 225SM Index consists of 225 stocks listed on the First Section of the Tokyo

Stock Exchange, representing a broad cross-section of Japanese industries. The S&P®/ASX 200 Index is Australia’s premier large capitalization tradeable equity index, and is Australia’s institutional benchmark. For additional information about each Basket Component, see the information set forth under “The Dow Jones EURO STOXX 50® Index,” “The FTSE 100 Index®,” “The Nikkei 225SM Index” and “The S&P®/ASX 200 Index” in the accompanying underlying supplement no. 740.

•

Certain U.S. Federal Income Tax Consequences: There is no statutory, judicial or administrative authority that directly addresses the proper United States federal income tax characterization and treatment of securities similar to the notes. No ruling is being sought from the Internal Revenue Service as to the proper United States federal income tax characterization and treatment of the notes. You should also be aware that our special tax counsel, Sidley Austin LLP, has not provided us with an opinion regarding the proper characterization of the notes for United States federal income tax purposes. Therefore, the proper United States federal income tax characterization and treatment of the notes is uncertain. Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note for all tax purposes you agree to treat, a note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 270-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 270-I and in the “Risk Factors” section of the accompanying underlying supplement no. 740. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be fully exposed to any decline in the Basket Ending Level beyond the 20% Protection Percentage as compared to the Basket Starting Level. YOU MAY LOSE UP TO ALL OF YOUR PRINCIPAL IF THE BASKET DECLINES.

•

The Basket Indices Are Not Equally Weighted: The Basket is composed of four Basket Indices. Each Basket Index has a different weight in determining the level of the Basket. One consequence of such an unequal weighting of the Basket Indices is that the same percentage change in any of the Basket Indices will have different effects on the Basket Closing Level.

•

Changes in the Level of the Basket Indices May Offset Each Other: The notes are linked to a Basket composed of Basket Indices. At a time when the level of one or more Basket Indices increases, the level of the other Basket Index or Indices may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the level of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Index or Indices.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect Any of the Indices: The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index and the S&P®/ASX 200 Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments.

•

Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes which are linked to the Basket.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 270-I.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount at maturity, for a hypothetical range of performance of the Basket for a Basket Return of –50% to 50% and reflects a Basket Starting Level of 100 and assumes a Participation Rate of 132%. The hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the table below have been rounded for ease of analysis.

Basket Ending Level	Basket Return	Payment at Maturity	Return
50.00	-50%	$625.00	-37.50%
60.00	-40%	$750.00	-25.00%
70.00	-30%	$875.00	-12.50%
80.00	-20%	$1,000.00	0.00%
90.00	-10%	$1,000.00	0.00%
100.00	0%	$1,000.00	0.00%
110.00	10%	$1,132.00	13.20%
120.00	20%	$1,264.00	26.40%
130.00	30%	$1,396.00	39.60%
140.00	40%	$1,528.00	52.80%
150.00	50%	$1,660.00	66.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Basket Starting Level of 100 to a Basket Ending Level of 105. Because the Basket Ending Level of 105 is above the Basket Starting Level of 100, the payment at maturity is equal to $1,120.00 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (0.05 x 1.32)] = $1,066.00

Example 2: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 95. Because the Basket Ending Level of 95 is below the Basket Starting Level of 100 by not more than the Protection Percentage of 20%, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 70. Because the Basket Ending Level of 70 is below the Basket Starting Level of 100 by more than the Protection Percentage of 20%, the Index Return is negative and the investor will receive a payment at maturity of $875.00 per $1,000 principal amount note calculated as follows:

$1,000 x	70	= $875
[100 – (100 x 20%)]

Historical Information

The following graph sets forth the historical performance of each Basket Index from May 29, 2002 through May 29, 2007. The closing level of the Dow Jones EURO STOXX 50® Index on May 29, 2007 was 4474.81. The closing level of the FTSE 100 Index® on May 29, 2007 was 6606.5. The closing level of the Nikkei 225SM Index on April 27, 2007 was 17672.56. The closing level of the S&P®/ASX 200 Index on May 29, 2007 was 6317.6.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Final Valuation Date. We cannot give you assurance that the performance of the Basket Indices will result in any amount in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $            additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be $            , $              and $            , respectively.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.